
Mail Stop 3561

June 9, 2016

Barry D. Emerson
Senior Vice President, Chief Financial Officer and Treasurer
Big 5 Sporting Goods Corporation
2525 East El Segundo Boulevard
El Segundo, California 90245

      Re: Big 5 Sporting Goods Corporation
                Form 10-K for the Fiscal Year Ended January 3, 2016
                Filed March 2, 2016
                Form 10-Q for the Fiscal Quarter Ended April 3, 2016
                Filed May 4, 2016
                File No. 000-49850

Dear Mr. Emerson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 3, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

1. Your aggregate gross margin percentage for fiscal 2015 decreased 50 basis points from the prior year relative to sales. Please show how us how your discussion of basis point fluctuations for merchandise margins, store occupancy expense and distribution expense for 2015 relate to cost of sales as a percentage of sales. In this regard we note a 160 basis point decline in gross margin over the 3-year period, please indicate whether this is a known trend that you reasonably expect to have an impact on continuing operations pursuant to Item 303(a)(3)(ii) of Regulation S-K.

2. On page 28, you indicate merchandise margins decreased 10 basis points from fiscal 2014 yet there is no reason provided for the decrease. Please ensure future discussions of items comprising gross margin quantifies the amount and the reason(s) for fluctuations from the prior year.

3. We note your discussion and quantification of the minimum wage increase in the March 1, 2016 earnings call. We also note your disclosure on page 28 that "legislated minimum wage increases" were one of the factors cited for the selling and administrative expense increase for fiscal 2015. To the extent such wage increases are not fully reflected in the periods discussed, please disclose and quantify the amount of such increases and indicate whether such legislated increases represent a known event. Refer to Item 303(a)(3)(ii) of Regulation S-K and SEC Release No. 33-8350.

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

Revenue Recognition, page F-9

4. You disclose shipping and handling fees are included in net sales but it is unclear how shipping and handling costs are classified based on your "Cost of Sales" and "Selling and Administrative Expense" policy disclosures. Please tell us how you evaluated ASC 605-45-50-2 for shipping and handling costs.

5. Please tell us whether gift cards are sold with expiration dates. To the extent your gift cards do not contain expiration dates, disclosure of this fact may be pertinent in future filings.

(9) Income Taxes, page F-18

6. Please explain to us the nature of the item entitled "Federal liability on state deferred tax assets". Explain its relationship to the deferred tax assets contained in this disclosure.

Form 10-Q for the Fiscal Quarter Ended April 3, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 17

7. You indicate on page 18 that merchandise margins decreased 86 basis points as compared to the same period in the prior year. Please explain in your response, and discuss in future filings, the reason(s) for the additional decrease in gross margin from 31.5% to 30.3% between the same periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Blume, Staff Accountant at (202) 551-7128 or me at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products